SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934
FieldPoint Petroleum Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

316570100

(CUSIP Number)

2390530 Ontario Inc
Natale Rea (2013) Trust
c/o Derrick Divetta
9200 Weston Rd.
Piazza Villagio
P.O. Box 92030
Vaughan, Ontario
L4H 3J3
Canada
(905) 833-2265

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106
1	NAME OF REPORTING PERSON 2390530 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 744,212 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 744,212 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,212 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 984332106
1	NAME OF REPORTING PERSON Natale Rea (2013) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 744,212 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 744,212 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,212 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and the Issuer

This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D previously filed on August 21, 2015 (the "Original Schedule 13D"), Amendment No. 1 filed on September 24, 2015 ("Amendment No. 1"), Amendment No. 2 filed on October 13, 2015 ("Amendment No. 2") and Amendment No. 3 filed on May 4, 2016 ("Amendment No. 3")  and, together with the Original Schedule 13D, Amendment No. 1, Amendment no. 2, Amendment No. 3  and this Amendment No. 4, (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock of FieldPoint Petroleum Corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Issuer. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

 The Reporting Persons will continue to review their investment in the Issuer on an ongoing basis. As part of this investment review process, the Reporting Persons reserve the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could undertake or support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of actions or inactions by the Board or Management, financial condition of the Company, current market conditions generally and specifically as they relate to the Issuer or other factors. The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant or as deemed appropriate without prior notice.

On April 20, 2018, the Reporting Persons sent a letter to the Company's Board of Directors.

In the letter, the Reporting Persons stated that they believe that the primary reason for the Issuer's persistent poor operational and financial performance and declining stock price is its Management which has demonstrated a lack of both ability and willingness to take the necessary steps to reverse these negative trends. Accordingly, the Reporting Persons proposed not to renew Management's contracts upon expiration.

The letter stated that the Reporting Persons would like to engage in an open and constructive dialogue with the Board.

The letter also mentioned that the Reporting Persons' subsidiary, Trivista Operating LLC, holds interests in the Ranger and Taylor Serbin fields and has filed suit for non-payment by the Issuer of outstanding disputed invoices of $107,000 plus attorney fees and court costs on February 26, 2018.

The foregoing summary is qualified in its entirety by the full text of the letter, which is filed as Exhibit 99.1  to the Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 744,212  shares of Common Stock, all of which are directly held by 2390530 (the "Shares"). The Shares represent approximately 6.98% of the Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 10,669,229 shares of Common Stock outstanding as of March 30, 2018, as reported in the Issuer's Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2018.

Item 6. Contracts, Arrangements, Understandings Or Relationships with Respect to Securities of the Issuer

Except as described above in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1: Letter to the Board of Directors

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2018	2390530 Ontario Inc.

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President

Dated: April 20, 2018	Natale Rea (2013) Family Trust

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President